

Mail Stop 3720

April 5, 2017

Olivier G. Thirot
Chief Financial Officer
Kelly Services, Inc.
999 West Big Beaver Road
Troy, Michigan 48084

> **Re:** **Kelly Services, Inc.**
> **Form 10-K for Fiscal Year Ended January 1, 2017**
> **Filed February 17, 2017**
> **Form 8-K**
> **Filed February 2, 2017**
> **File No. 0-01088**

Dear Mr. Thirot:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed February 2, 2017
Exhibit 99.1

> Your presentation of a full non-GAAP income statement as a reconciliation of GAAP net earnings to Adjusted Earnings is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretation Guidance on non-GAAP financial measures issued on May 17, 2016. Please revise in your next earnings release.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Charles Eastman, Senior Staff Accountant at (202) 551-3794 or Terry French, Accounting Branch Chief, at (202) 551-3828 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications